

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 23, 2007

Mr. Gordon Steblin
Chief Financial Officer
Freegold Ventures Limited
2303 West 41st Avenue
Vancouver, British Columbia CANADA V6M 2A3

> **Re:** **Freegold Ventures Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-29840**

Dear Mr. Steblin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed March 30, 2007

Exhibit 5

1.	We note that the certifications required by Exchange Act Rule 13a-14(a) were not in the exact form set forth in the instruction as to exhibits of Form 20-F. In future filings, please address the following items in such certifications:

> ▪ Provide a separate certification for each principal executive officer and principal financial officer of the company,
> ▪ The opening line should be worded as set forth in the instructions, and
> ▪ The phrase "annual report" should be replaced with "report".

Please confirm in writing your intention to comply prospectively.

Engineering Comments

General

2.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3.	We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-29840, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

4.   Your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> *"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Property Overview, page 14

5.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6.   You have excerpted information for your filing from technical reports. These documents contain more detailed technical information than is necessary, which tends to obscure what is important to the average investor. The required disclosures should provide information that has a direct bearing on your properties, and is understandable to the average shareholder. The guidance in Industry Guide 7, section (B) (5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand. Briefly summarize the appropriate sections and utilize the following guidelines.

- Please present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.

- Whenever possible, use short explanatory sentences, bullet lists, charts, and/or tables.

- Avoid highly technical terminology and summarize technical presentations.

- Use descriptive headings and subheadings. Please remove literature references.

- Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

7.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property (Fort Knox). Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property; and instead focus the disclosure solely on your company's property.

Exploration – Cleary Hill Mine Area, page 21

8.   You refer to grab samples in this section and others throughout the filing. As a
general checklist, when reporting the results of sampling and chemical analyses,
the following points may assist you in preparing meaningful disclosure about
mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

History and Previous work, page 37

9.   You disclose this property originally mined and processed material containing
significant amounts of mercury and disposed of the waste material. Please
disclose any environmental concerns or potential liabilities associated with this

property due to these historical mining activities. Detail the extent and significance of the potential contamination, environmental evaluation studies, as well as your plans and projected costs to remediate the site if necessary.

Cutoff, page 52

10.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Table 2-9 Sensitivity of grade and tonnage to cutoff grades, page 55

11.   Please remove the tonnage and grade estimates which are less than your cutoff grade.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Sandra Eisen at (202)-551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief